SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, August 6, 2024

To

Securities and Exchange Commission of Brazil (CVM)

Att.:        Superintendent of Company Relations - SEP

Ref.: Official Letter 184/2024/CVM/SEP/GEA-1 - BRASKEM - Request for clarification on news

Dear Sirs,

We refer to Official Letter 184/2024/CVM/SEP/GEA-1 ("Official Letter"), dated August 5, 2024, through which you request clarification from Braskem S.A. ("Braskem" or "Company"), as follows:

"Mr. Director,

1. We refer to the news published on 07.26.2024, on the O Estado de São Paulo newspaper in the section News, under the title: "Braskem is convicted in the Netherlands to compensate victims of disaster in Maceió", in which the following statements were made:

The District Court of Rotterdam, in the Netherlands, convicted Braskem to compensate victims of the subsidence of neighborhoods in Maceió, caused by rock salt mining. The Dutch court concluded that the petrochemical company is responsible for the socio-environmental disaster and did not consider other subsidiaries liable. The amount of compensation is yet to be defined. The parties must now reach an agreement for the payment.

2. In view of the above, we request that you clarify whether the statements contained in the news are true and, if so, the reasons why it understood that it is not a material fact, in addition to commenting on other information considered important on the subject."

In this regard, Braskem informs that it became aware of the decision of the Dutch Court, in the context of the individual indemnity action filed in 2020 by 15 plaintiffs (currently only 9 remain as plaintiffs) before the Court of Rotterdam ("Individual Action"), which concluded that there was no connection between the Company's subsidiaries in that country and the subsidence event in Maceió and defined that the nine plaintiffs are entitled to the financial compensation to be paid by Braskem in an amount to be determined in liquidation proceedings in the Netherlands, in accordance with Brazilian law. The decision is subject to appeal. In addition, Braskem clarifies that as this is an individual action of only 9 plaintiffs, it does not represent a material amount in the context of the Company, which is why a Material Fact was not disclosed.

Finally, the Company clarifies that the disclosure of the Individual Action, together with several other individual actions, is contained:

1

(i)	in the Company's quarterly financial information in the first quarter, explanatory note "23.1 Contingent liabilities – Alagoas geological event", under the heading "Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected "; and
(ii)	in the 2024 Reference Form (Portuguese Only) of the Company, item "4.7 Outras contingências relevantes", under the heading “Outras ações individuais: Indenizações relacionadas aos impactos da subsidência e a desocupação das áreas afetadas".

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, August 6, 2024

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Office

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.